NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
1-18-08



08040656

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 02/19/2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: International Paper Company
Incoming letter dated January 18, 2008

Dear Mr. Mueller:

This is in response to your letter dated January 18, 2008 concerning the shareholder proposal submitted to International Paper by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
2008 JAN 22 PM 12: 46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 18, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of California Public Employees' Retirement System Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from California Public Employees' Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Company previously received a substantially similar proposal, which it intends to include in its 2008 Proxy Materials.

THE PROPOSALS

On November 30, 2007, the Proponent submitted the Proposal for inclusion in the 2008 Proxy Materials, which the Company received on December 3, 2007. A copy of the Proposal, as well as related correspondence with the Proponent, is attached hereto as Exhibit A. The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Certificate of Incorporation, including but not limited to, the eighty percent supermajority vote requirements necessary to approve certain business combinations, remove a board member, or declassify its Board of Directors."

The Proposal is substantially duplicative of a shareholder proposal the Company received on November 20, 2007, from William Steiner (the "Prior Proposal," and together with the Proposal, the "Proposals"), which the Company intends to include in its 2008 Proxy Materials. A copy of the Prior Proposal and supporting statement, as well as related correspondence with Mr. Steiner's representative, is attached hereto as Exhibit B. The Prior Proposal asks the Company to "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws."

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless it may otherwise be excluded. *See, e.g., Gannet Co., Inc.* (avail. Dec. 21, 2005); *Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received the Prior Proposal thirteen days prior to receiving the Proposal. Consequently, since the Company intends to include the Prior Proposal in its 2008 Proxy Materials, the Proposal may be omitted as substantially duplicative of the Prior Proposal.

The standard applied by the Staff in determining whether proposals are substantially duplicative is whether the core issues are the same, even if the proposals are not identical. *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (determining that two proposals were substantially duplicative of one another when one proposal requested a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year and a second proposal requested an annual statement of each contribution made with respect to a political campaign, political party, or attempt to influence legislation); *Baxter International* (avail. Feb. 7. 2005) (determining that two proposals were substantially duplicative of one another when one proposal requested that the board of directors be reorganized into one class subject to annual election and a second proposal requested that the board take steps to require that each director be elected annually). The core issues addressed by the Proposal and the Prior Proposal are the same. Each proposal is directed at modifying the Company's voting standards to lower supermajority thresholds to a simple majority vote standard.

The Staff consistently has taken the position that proposals need not be identical in their terms and scope in order to be considered substantially duplicative. Rather, the Staff has looked to whether the proposals present the same principal thrust or principal focus. *See Motorola, Inc.* (avail. Jan. 9, 2008); *Bank of America* (avail. Feb. 25, 2005); *Home Depot* (avail. Feb. 28, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). Minor differences do exist between the Proposal and the Prior Proposal, but the principal focus of the Proposal and the Prior Proposal is the same in that both Proposals seek to lower voting thresholds for shareholder actions requiring more than majority approval. The Staff also has taken the position that differences in implementation methodology between proposals that contain the same core issues or that have the same principal thrust or principal focus may be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11). *See, e.g., Weyerhaeuser Co.* (avail. Jan. 18, 2006); *Metromedia International Group, Inc.* (avail. Mar. 27, 2001). The proposals are essentially identical; however, there is a slight procedural difference in that the Proposal is couched in terms of removing supermajority requirements from the Certificate of Incorporation, whereas the Prior Proposal is presented in terms of adopting a simple majority vote in the Charter and Bylaws. Yet, ultimately, both Proposals request the same implementation to alter the existing voting standard for shareholder actions requiring more than majority approval.

Moreover, the Staff has previously considered in the context of Rule 14a-8(i)(11) a pair of proposals extremely similar to the Proposal and Prior Proposal and determined that there was a basis for exclusion. *See Time Warner, Inc.* (avail. Mar. 3, 2006). In fact, the proposals in *Time Warner* were submitted by the same proponents who submitted the Proposal and Prior Proposal currently under consideration. As with the Proposal, one of the proposals in *Time Warner* requested that the company amend its bylaws in order to remove a voting requirement that required 80% of outstanding shares in order to amend the company's bylaws, and as with the Prior Proposal, the other proposal in *Time Warner* recommended that the company take each step necessary for a simple majority vote to apply on each issue subject to shareholder vote. Thus, just as in *Time Warner*, the Proposals are substantially duplicative, and accordingly it is appropriate for the Company to exclude the Proposal on the basis of Rule 14a-8(i)(11).

Finally, if the Company were to include both the Proposal and Prior Proposal in its 2008 Proxy Materials, the duplicative nature of the Proposals would create potential confusion for shareholders, and if the voting results on the Proposals differed, for the Company as well. In keeping with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal which the Company intends to include in its 2008 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab of the Company's Legal Department, at (901) 419-4331.

Sincerely,



Ronald O. Mueller

ROM/jlk
Enclosures

cc: Joseph R. Saab, International Paper Company
Peter H. Mixon, California Public Employees' Retirement System

100371173_4.DOC

EXHIBIT A


CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 30, 2007

OVERNIGHT MAIL

International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
Attn: Maura A. Smith, Corporate Secretary

Re: Notice of Shareowner Proposal

Ms. Smith:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,



PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
John V. Faraci, Chairman & CEO – International Paper Company

---

[1] CalPERS is the owner of approximately 2,000,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of International Paper Company ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Certificate of Incorporation, including but not limited to, the eighty percent supermajority vote requirements necessary to approve certain business combinations, remove a board member, or declassify its Board of Directors.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of 2,000,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability of the Company's Board to its shareowners is of paramount importance. This is why we are sponsoring this proposal which, if passed and implemented, would make the Company more accountable to shareowners by removing supermajority requirements that make it very difficult to approve certain business combinations, remove a director, or alter certain provisions of its Articles of Incorporation relating to its classified board structure.

Currently, the affirmative vote of eighty percent of the outstanding shares of the Company is required for shareowners to approve business combinations, remove a director, or alter its classified board structure, among other things. When you consider abstentions and broker non-votes, any supermajority vote can be almost impossible to obtain. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to receive 50% of a majority of outstanding shares even though approximately 90% of votes cast were in favor of the proposal. More recently, a proposal to remove supermajority provisions failed to pass at Brocade Communications Systems, Inc. even though 91% of votes cast were in favor of the proposal. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. The Goodyear and Brocade votes are perfect illustrations.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Limiting the ability of shareowners to amend the bylaws has been found to be one of six entrenching mechanisms that is negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). If the Company were to remove its supermajority vote requirements, it would be a strong statement that the Company is committed to good corporate governance and its long-term financial performance.

We urge your support FOR this proposal.



STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

November 30, 2007

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of International Paper Company, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number [redacted]) of DTC and shares registered under participant [redacted] in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 30th day of November, 2007 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: 

Name: Sauncerae Gans
Title: Client Relationship Officer

EXHIBIT B

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John Faraci
Chairman
International Paper Company (IP)
6400 Poplar Ave.
Memphis TN 38197

Rule 14a-8 Proposal

Dear Mr. Faraci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



William Steiner



Date

cc: Maura A. Smith
Corporate Secretary
PH: 901-419-7000
Fax: 901-419-4539
Fax: 203 541-8200
Fax: 203-541-8255
FX: 901-217-1234

[IP: Rule 14a-8 Proposal, November 20, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote will facilitate the adoption of annual election of each director. Annual election of each director won our overwhelming 79%-support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of shareholder proposals upon receiving their first majority vote.

These directors received large withhold votes in part because the annual election of each director proposal was not adopted after our 79%-supporting vote:

Ms. Brooks	26%-withhold
Mr. Townsend	38%-withhold

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our multiple supermajority provisions of 80%. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

William Steiner, Piermont, NY, said the merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- And one yes-vote from our 400 million shares could elect a director for 3-years under our obsolete plurality system.
- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- Our directors still had a $1 million death gift program – Independence concern.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Four of our directors also served on boards rated D or F by The Corporate Library:

1) Mr. Faraci	United Technologies (UTX)
2) Mr. Turner	Ashland Inc. (ASH)
3) Mr. Gibara	Dana (DCNAQ)
4) Mr. McHenry	Coca-Cola (KO)

• Six of our directors were designated "Accelerated Vesting" directors by The Corporate Library due to service on a board that sped up the stock option vesting to avoid recognizing the related cost:

Ms. Brooks
Mr. McHenry
Mr. Walter
Mr. Faraci
Mr. Gibara
Mr. Turner

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

The above shareholder proposal text is subject to a more independent vetting process for accuracy and truthfulness than the management comments that follow.

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

This is to confirm that the above text is part of the rule 14a-8 proposal:
"The above shareholder proposal text is subject to a more independent vetting process for accuracy and truthfulness than the management comments that follow."

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

----- Forwarded by Joseph R Saab/Legal/IPAPER on 01/17/2008 12:07 PM -----

Joseph R Saab/Legal/IPAPER

11/30/2007 02:28 PM

To olmsted <olmsted7p@earthlink.net>

cc

Subject Re: Rule 14a-8 proposal(Document link: Joseph R. Saab)

Dear Mr. Chevedden:

I am in receipt of the attached shareholder proposal submitted on behalf of Mr. Steiner.

Please arrange to submit the appropriate documentation demonstrating Mr. Steiner's eligibility to submit a proposal for inclusion in the 2008 proxy statement.

In order to preserve the Company's rights, I am sending you and Mr. Steiner a formal notice of deficiency and a request for such documentation as well.

Very truly yours.

Joe Saab

olmsted <olmsted7p@earthlink.net>

11/29/2007 11:53 AM

To "Joseph R. Saab" <joseph.saab@ipaper.com>

cc

Subject Rule 14a-8 proposal

Mr. Saab, This is an additional copy of the rule 14a-8 proposal faxed earlier. Please advise your best fax number.
Sincerely,
John Chevedden

[IP: Rule 14a-8 Proposal, November 20, 2007]
3 Adopt Simple Majority Vote
RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote will facilitate the adoption of annual election of each director. Annual election of each director won our overwhelming 79%-support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of shareholder proposals upon receiving their first majority vote.

These directors received large withhold votes in part because the annual election of each director proposal was not adopted after our 79%-supporting vote:

Ms. Brooks	26%-withhold
Mr. Townsend	38%-withhold

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our multiple supermajority provisions of 80%. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

William Steiner, Piermont, NY, said the merits of adopting this proposal should also be considered in the context of our company¹s overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):
€ We had no Independent Chairman or Lead Director Independent oversight concern.
€ Shareholders were only allowed to vote on individual directors once in 3-years Accountability concern.
€ And one yes-vote from our 400 million shares could elect a director for 3-years under our obsolete plurality system.
€ An awesome 80% shareholder vote was required to make certain key changes Entrenchment concern.
€ Our directors still had a $1 million death gift program Independence concern.
€ We had no shareholder right to:

1) Cumulative voting.
2) Act by written consent.
3) Call a special meeting.

Additionally:
€ Four of our directors also served on boards rated D or F by The Corporate Library:
1) Mr. Faraci United Technologies (UTX)
2) Mr. Turner Ashland Inc. (ASH)
3) Mr. Gibara Dana (DCNAQ)
4) Mr. McHenry Coca-Cola (KO)
€ Six of our directors were designated ³Accelerated Vesting² directors by The Corporate Library due to service on a board that sped up the stock option vesting to avoid recognizing the related cost:
Ms. Brooks
Mr. McHenry
Mr. Walter
Mr. Faraci
Mr. Gibara
Mr. Turner
The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:
Adopt Simple Majority Vote
Yes on 3

The above shareholder proposal text is subject to a more independent vetting process for accuracy and truthfulness than the management comments that follow.

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

(See attached file: IP)

[IP: Rule 14a-8 Proposal, November 20, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote will facilitate the adoption of annual election of each director. Annual election of each director won our overwhelming 79%-support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of shareholder proposals upon receiving their first majority vote.

These directors received large withhold votes in part because the annual election of each director proposal was not adopted after our 79%-supporting vote:

Ms. Brooks	26%-withhold
Mr. Townsend	38%-withhold

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our multiple supermajority provisions of 80%. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

William Steiner, Piermont, NY, said the merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- And one yes-vote from our 400 million shares could elect a director for 3-years under our obsolete plurality system.
- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- Our directors still had a $1 million death gift program – Independence concern.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Four of our directors also served on boards rated D or F by The Corporate Library:

1) Mr. Faraci	United Technologies (UTX)
2) Mr. Turner	Ashland Inc. (ASH)
3) Mr. Gibara	Dana (DCNAQ)
4) Mr. McHenry	Coca-Cola (KO)

- Six of our directors were designated "Accelerated Vesting" directors by The Corporate Library due to service on a board that sped up the stock option vesting to avoid recognizing the related cost:
  - Ms. Brooks
  - Mr. McHenry
  - Mr. Walter
  - Mr. Faraci
  - Mr. Gibara
  - Mr. Turner

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

The above shareholder proposal text is subject to a more independent vetting process for accuracy and truthfulness than the management comments that follow.

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 18, 2008

The proposal urges the company to remove the supermajority vote requirements in its certificate of incorporation.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in International Paper's 2008 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



William A. Hines
Special Counsel

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